

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 19, 2016

Mr. Archie M. Brown, Jr.
President and Chief Executive Officer
MainSource Financial Group, Inc.
2105 North State Road 3 Bypass
Greensburg, IN 47240

> **Re: MainSource Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **File No. 000-12422**

Dear Mr. Brown:

　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　/s/ Era Anagnosti

　　　　　　　　　　　　　Era Anagnosti
　　　　　　　　　　　　　Legal Branch Chief
　　　　　　　　　　　　　Office of Financial Services